Mail Stop 3561

December 21, 2006

Corey E. Shaker
Chief Executive Officer
Hometown Auto Retailers, Inc.
1309 South Main Street
Waterbury, CT 06706

> **Re:** **Hometown Auto Retailers, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 24, 2006**
> **File No. 0-24669**

Dear Mr. Shaker:

We have limited our review of your filing to the issue we have addressed in our comment. Please be as detailed as necessary in your explanation. In our comment, we asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you currently have, and at the time of the merger will have, less than 300 shareholders of record. In this regard, please tell us your current number of shareholders of record.

* * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard L. Emerson, Esq.
        Gager, Emerson, Rickart, Bower & Scalzo, LLP
        Fax: (203) 207-5407